 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Allen, Judy Ley (Last) (First) (Middle) 1331 Lamar, Suite 1455 (Street) Houston, TX 77010 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mission Resources Corporation MSSN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 12/20/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (right to buy)	$4.59	12/20/2002		D			2,000	08/01/2000	02/07/2010	Common Stock	2,000	$4.59	0	D
Stock Option (right to buy)	$4.25	12/20/2002		D			4,000	07/01/2000	01/05/2010	Common Stock	4,000	$4.25	0	D
Stock Option (right to buy)	$8.75	12/20/2002		D			4,000	12/01/2000	06/01/2010	Common Stock	4,000	$8.75	0	D
Stock Option (right to buy)	$8.94	12/20/2002		D			20,000	05/16/2001	05/16/2011	Common Stock	20,000	$8.94	0	D
Explanation of Responses:

(1) This stock option was surrendered to the issuer pursuant to an agreement by the issuer to grant to the reporting person, no sooner than six months and a day from the surrender date, a new stock option excercisable for the same number of shares of common stock as the surrendered stock option and at an exercise price equal to the fair market value of the issuer's common stock on the date of grant. The issuer, in its sole discretion, may postpone the grant date of the new stock option if there has occurred or is about to occur a material event or transaction, which, in the good faith opinion of the issuer, requires a delay in the grant of the new stock option.

By:	Date:
/s/ Judy Ley Allen	01/30/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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